UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 30, 2006

                                  ------------

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

[GRAPHIC OMITTED]

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
OLA BOSTERUD                                                    October 26, 2006
Phone +47 6752 6400
Mobile: +47 90 95 47 43
CHRISTOPHER MOLLERLOKKEN
Phone: +47 6752 6400
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000



                    PGS Unaudited Third Quarter 2006 Results


                        Strong market momentum continues

     OCTOBER 26, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today its unaudited third quarter 2006 results under U.S. GAAP.

     |X| STRONG EARNINGS MOMENTUM MAINTAINED: Operating profit of $95.2 million, up $50.4 million (113%) compared to Q3 2005. Revenues up 54%

     |X| RECORD ORDER BACKLOG: Order backlog increased to $767 million following success in acquiring 2007 North Sea work at stronger rates and margins than 2006 and awards of large studies in the Gulf of Mexico and Qatar

     |X| CONTINUED STRONG MARINE PERFORMANCE: Continued growth in operating profit despite significant increase of vessel deployment in the multi-client segment. Strong development in contract prices and pre-funding levels drives performance

     |X| ONSHORE AT ALL TIME HIGH IN PROFITABILITY: Operating profit of $13.7 million, the third consecutive quarter with robust performance

     |X| SUBSTANTIAL CASH FLOW AND DEBT REDUCTION: Cash flow from operations of $170.4 million. Net interest bearing debt reduced by $220.3 million to $268.2 million in Q3. The Company plans to call for an extraordinary general meeting before year end to establish a share buy-back authorization of up to 10% of the share capital



--------------------------------------------------------------------------------

Petroleum Geo-Services ASA     Phone:  +47 6752 6400        Petroleum Geo-Services Inc         Phone:+1 281-509-8000
Strandveien 4                  Fax:    +47 6752 6464        15150 Memorial Drive               Fax:  +1 281-509-8500
P.O. Box 89                                                 Houston, TX 77079, USA
N-1325 Lysaker, Norway


Key figures (1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
(In millions of dollars, except per share data)                    Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $    326.1    $    211.4    $    947.5    $    623.9    $    888.0
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Operating profit/EBIT                                                   95.2          44.8         292.5         113.3         130.2
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Income (loss) before income tax expense
 (benefit) and minority interest                                        73.5          22.1         239.8          45.2        (68.6)
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Net income                                                             107.6          22.4         219.9         201.6         112.6
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Earnings per share ($ per share)                                        1.79          0.37          3.67          3.36          1.88
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Adjusted EBITDA (as defined)                                           161.0          80.0         440.7         221.5         324.4
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Net cash provided by operating activities                              170.4         116.8         358.7         213.6         279.1
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Cash investment in multi-client library                                 38.7          18.8          70.0          49.6          55.7
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Capital expenditures                                                    41.3          14.2          98.6          51.1          90.4
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Total assets (period end)                                            1,087.2       1,752.7       1,087.2       1,752.7       1,717.6
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Cash and cash equivalents (period end)                                 101.2         190.8         101.2         190.8         121.5
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Net interest bearing debt (period end)                            $    268.2    $    728.0    $    268.2    $    728.0    $    828.7
------------------------------------------------------------------------------------------------------------------------------------

(1) Following the completion of the demerger and public offering of Petrojarl on June 29, 2006, the Key figures reflects, for all periods presented, a presentation of the operations of the Production segment and the gain from sale of Petrojarl shares, as discontinued operations. Total assets include Production assets up to the date of the demerger.

     Svein Rennemo, PGS President and Chief Executive Officer, commented:

     "Through the third quarter 2006 we have seen a further strengthening in pricing and contractual terms for our Marine contract business. Onshore delivered its best quarterly result ever and the multi-client pre-funding levels achieved in Marine were at a record high. Both Marine and Onshore experienced strong multi-client late sales.

     The EBIT margin on marine contract acquisition increased from the previous quarter to around 37 percent. The margin was negatively impacted by the previously announced loss of one month production from Ramform Victory. Excluding the impact of this incidence the overall margin was 44%. For the full year we expect Marine contract EBIT margins around 40 percent, as previously guided.

     The continued trend of improved demand and prices for seismic services confirm and strengthen our expectations of strong earnings through 2007. Early bidding and successful awards on record level prices for the 2007 North Sea season combined with awards of two large surveys, in the Gulf of Mexico and Qatar, have increased our backlog to the highest level ever. Overall, we expect prices and margins in 2007 to exceed 2006 and we already see work for 2007 being rolled over to 2008."

Q3 HIGHLIGHTS

     PGS  GROUP

     |X| Revenues of $326.1 million, up $114.7 million (54%) from Q3 2005, driven by a sharp increase in both Marine and Onshore

     |X| Operating profit of $95.2 million, up $50.4 million (113%) from Q3 2005 (which included a net gain of $5.8 million relating to one-off items)

     |X| Income (loss) before income tax expense (benefit) and minority interest of $73.5 million compared to $22.1 million in Q3 2005

     |X| Net income of $107.6 million (including gain from discontinued operations of $55.4 million), compared to $22.4 million in Q3 2005 (including gain from discontinued operations of $12.3 million)

--------------------------------------------------------------------------------
                                                                          Page 2

     |X| Cash flow from operations of $170.4 million, up $53.6 million from Q3 2005

     |X| Net interest bearing debt of $268.2 million at September 30, 2006, down $220.3 million in Q3, driven by the strong cash flow from operations and proceeds from the sale of 20% of the shares in Petrojarl

     MARINE

     |X|    Total revenues of $254.3 million, up $83.3 million (49%) from Q3
            2005

     |X| Contract acquisition revenues of $121.3 million, up $13.7 million (13%) from Q3 2005, despite a reduction of the proportion of vessels capacity used for contract acquisition from 73% to 50% (of total streamer capacity)

     |X| Operating margin for marine contract seismic around 37%, negatively impacted by loss of one month production on Ramform Victory and related yard expenses

     |X| Multi-client late sales of $50.4 million, up $15.8 million (46%) from Q3 2005

     |X| Multi-client pre-funding revenues of $69.7 million, up $52.3 million (301%) from Q3 2005, due to very strong pre-sales combined with a significant increase in multi-client investment level |X| Operating profit of $89.9 million, up $39.9 million (80%) from Q3 2005 (which included a net gain of $4.3 million relating to one-off items)

     |X| Order backlog at September 30, 2006 of $635 million compared to $297 million at September 30, 2005 and $405 million at June 30, 2006. The backlog number includes $147 million of committed pre-funding on scheduled multi-client projects

     |X| Exercised option to build a second third generation Ramform vessel for delivery in the second quarter 2009. The first new build is scheduled for delivery in the first quarter 2008


     ONSHORE

     |X|    Revenues of $71.0 million, up $32.6 million (85%) from Q3 2005

     |X| Operating profit of $13.7 million compared to a loss of $3.6 million in Q3 2005

     |X| Performance improvement driven by strong contract and multi-client performance in North America and on three acquisition crews in North Africa

     |X| Order backlog at September 30, 2006 of $132 million compared to $147 million at September 30, 2005 and $140 million at June 30, 2006

OUTLOOK 2006

     MARINE

     |X|    Full year streamer contract EBIT margins are expected to be around
            40%

     |X| The Company plans to use approximately 20% of active 3D capacity for multi-client acquisition in the fourth quarter at lower pre-funding levels than the first nine months due to the nature of projects

     |X| Full year cash investments in multi-client library expected to amount to approximately $70-80 million, with pre-funding levels significantly higher than 2005

     |X| Multi-client late sales expected to be around the level achieved in 2005. Forecasting multi-client late sales for individual periods involves a high degree of uncertainty as a result of the nature of the business

     |X| Planned capital expenditures of approximately $130-140 million, primarily related to streamer expansion and replacement program and the project to build the first third generation Ramform vessel for delivery early 2008

     ONSHORE

     |X| Revenues and operating profit expected to be significantly above 2005 levels

     |X| Full year cash investments in multi-client library expected to be approximately $30 million

     |X|    Full year capital expenditures of approximately $13-15 million

--------------------------------------------------------------------------------
                                                                          Page 3

                                   Petroleum Geo-Services ASA and Subsidiaries (1)
                                      Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
                                                                   Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands of dollars, except share data))
Revenues                                                          $  326,054    $  211,355    $  947,457    $  623,920    $  888,021
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Cost of sales (2)                                                    143,039       115,503       448,376       352,781       498,300
Research and development costs                                         4,286         2,591        12,108         7,321         9,918
Selling, general and administrative costs (2)                         17,703        13,236        46,245        42,290        55,394
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
   Operating expenses before depreciation, amortization,
     impairment of long-lived assets, loss on sale of
     subsidiary and other operating (income) expense, net            165,028       131,330       506,729       402,392       563,612
Depreciation and amortization                                         65,830        41,017       148,265       122,627       208,581
Impairment of long-lived assets                                            -         4,575             -         4,575         4,575
Loss on sale of subsidiary                                                 -         1,520             -         1,520         1,520
Other operating (income) expense, net                                      -      (11,892)             -      (20,502)      (20,502)
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
   Operating profit                                                   95,196        44,805       292,463        13,308       130,235
Income (loss) from associated companies                                    5          (26)            11          (41)            33
Interest expense                                                    (10,256)      (22,775)      (46,425)      (72,616)      (95,840)
Debt redemption and refinancing costs                                      -             -             -       (3,500)     (107,315)
Other financial items, net                                          (11,401)            59        6,209)         8,094         4,253
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
   Income (loss) before income tax expense and
     minority interest                                                73,544        22,063       239,840        45,245      (68,634)
Income tax expense                                                    21,394        11,958        85,455        34,470        24,398
Minority interest                                                        (2)             -         1,778         2,112         4,038
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
   Income (loss) from continuing operations                           52,152        10,105       152,607         8,663      (97,070)
Income from discontinued operations, net of tax                       55,423        12,341        67,300       192,948       209,648
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
   NET INCOME                                                     $  107,575    $   22,446    $  219,907    $  201,611    $  112,578
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted income (loss) from continuing operations,
   per share                                                      $     0.87    $     0.17    $     2.55    $     0.14    $   (1.61)
Income from discontinued operations, net of tax                         0.92          0.20          1.12          3.22         3.49
-----------------------------------------------------------       ----------    ----------    ----------    ----------    ----------
Basic and diluted net income, per share                           $     1.79    $     0.37    $     3.67    $     3.36    $     1.88
------------------------------------------------------------------------------------------------------------------------------------
Weighted average basic and diluted shares outstanding             60,000,000    60,000,000    60,000,000    60,000,000    60,000,000
------------------------------------------------------------------------------------------------------------------------------------


                        REVENUES BY QUARTER 2005 & 2006

                               [GRAPHIC OMITTED]



                         ADJUSTED EBITDA (3) BY QUARTER
                                  2005 & 2006

                               [GRAPHIC OMITTED]



(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.

(2) EXCLUDING DEPRECIATION AND AMORTIZATION, WHICH IS SHOWN SEPARATELY.

(3) ADJUSTED EBITDA, WHEN USED BY THE COMPANY, MEANS INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST LESS, OTHER FINANCIAL ITEMS, DEBT REDEMPTION AND REFINANCING COSTS, INTEREST EXPENSE, INCOME (LOSS) FROM ASSOCIATED COMPANIES, OTHER OPERATING (INCOME) EXPENSE, LOSS ON SALE OF SUBSIDIARY, IMPAIRMENT OF LONG-LIVED ASSETS AND DEPRECIATION AND AMORTIZATION. SEE SUPPORT TABLES FOR A MORE DETAILED DISCUSSION OF AND RECONCILIATION OF ADJUSTED EBITDA TO INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST. ADJUSTED EBITDA MAY NOT BE COMPARABLE TO OTHER SIMILARY TITLED MEASURES FROM OTHER COMPANIES. PGS HAS INCLUDED ADJUSTED EBITDA AS A SUPPLEMENTAL DISCLOSURE BECAUSE MANAGEMENT BELIEVES THAT IT PROVIDES USEFUL INFORMATION REGARDING PGS' ABILITY TO SERVICE DEBT AND TO FUND CAPITAL EXPENDITURES AND PROVIDES INVESTORS WITH A HELPFUL MEASURE FOR COMPARING ITS OPERATING PERFORMANCE WITH THAT OF OTHER COMPANIES. ADJUSTED EBITDA IS CONSIDERED A NON U.S. GAAP MEASURE.

--------------------------------------------------------------------------------
                                                                          Page 4

OPERATIONS

     Following the demerger and IPO of the Production segment (Petrojarl), the Company manages its business in two segments:

     |X| Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

     |X| Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library

     All transactions relating to the Production segment, which was spun off in June 2006, as well as the Company's oil and gas subsidiary, Pertra, which was sold March 1, 2005, are presented as discontinued operations in the financial statements for all periods presented.

     Consolidated revenues in Q3 2006 were $326.1 million, an increase of $114.7 million, or 54%, from $211.4 million in Q3 2005. The increase of consolidated revenues is primarily attributable to increased pre-funding revenues in Marine as well as increased contract revenues in Onshore.

     Consolidated operating profit showed strong improvement rising to $95.2 million for Q3 2006 compared to $44.8 million in Q3 2005. Q3 2005 included certain one-off items totaling a net gain of $5.8 million.

     MARINE. Total revenues increased by $83.3 million, or 49%, from $171.0 million in Q3 2005 to $254.3 million in Q3 2006.

     Contract revenues increased by $13.7 million, or 13%, from $107.6 million in Q3 2005 to $121.3 million in Q3 2006, even taking into account that only 50% of the vessel time was used acquiring contract seismic in Q3 2006, compared to 73% in Q3 2005. The EBIT margin on marine contract acquisition was around 37%, a slight improvement from the Q2 2006 margin. The margin in Q3 was as previously disclosed negatively affected by unexpected downtime on one of the Ramform vessels during Q3 2006 for a period of 30 days as well as costs relating to repair. Vessel steaming represented 10% of capacity in Q3 2006 compared to 7% in Q3 2005.

     Driven primarily by sales in Brazil, North Sea and Gulf of Mexico, multi-client late sales increased by $15.8 million, or 46%, from $34.6 million in Q3 2005 to $50.4 million in Q3 2006.

     Multi-client pre-funding revenues increased strongly by $52.3 million, or 301%, from $17.4 million in Q3 2005 to $69.7 million in Q3 2006, driven by very strong pre-funding on new multi-client surveys in the North Sea and offshore Brazil. Capitalized cash investments in multi-client library were $29.2 million in Q3 2006 compared to $16.8 million in Q3 2005. In Q3 2006, 33% of 3D streamer capacity was used for multi-client acquisition, compared to 17% in Q3 2005. Pre-funding revenues were 239% of multi-client cash investments in Q3 2006 compared to 104% in Q3 2005.

     PGS expects to use approximately 20% of its active vessel time acquiring multi-client seismic in Q4 2006. The pre-funding level is expected to be reduced from the very high level seen in Q3 2006 as the Company starts up a new large multi-client project in Gulf of Mexico in Q4 2006.

     Marine reported an operating profit of $89.9 million in Q3 2006 compared to $50.0 million (which included certain one-off items totaling a net gain of $4.3 million) in Q3 2005. The improvement was driven primarily by improved pre-funding of multi-client surveys, improved late sales as well as improved contract performance.

     Operating expenses (before depreciation and amortization) increased by $16.7 million compared to Q3 2005. Activity level has increased. In addition there has been a strong general cost level increase for fuel, personnel and project related cost. As a consequence of a strong market the industry is facing general cost inflation on personnel and project specific cost.

--------------------------------------------------------------------------------
                                                                          Page 5

     ONSHORE. Total revenues increased by $32.6 million, from $38.4 million in Q3 2005 to $71.0 million in Q3 2006. Contract revenues increased by $22.0 million to $58.0 million in Q3 2006 due to significantly increased activity in the Eastern Hemisphere (Nigeria and Libya), partly offset by reduced activity in Latin America. Multi-client revenues (including pre-funding) increased $10.5 million to $12.9 million in Q3 2006, primarily as a result of strong late sales in Alaska and pre-funding related to increased level of multi-client investments. Investments in multi-client library totaled $9.5 million in Q3 2006 compared to $1.8 million in Q3 2005.

     Onshore recorded an operating profit of $13.7 million in Q3 2006, up $17.3 million compared to a loss of $3.6 million in Q3 2005. The improvement is primarily driven by improved contract performance relating to projects in Libya, and increased late sales in North America, which more than offset decreased activity in Latin America. The project in Nigeria is expected to be completed in Q4 2006. Q3 2005 was negatively influenced by mobilization cost on new crews in Africa and unusually low late sales.


DEPRECIATION AND AMORTIZATION

     Gross depreciation (before capitalization to multi-client library) was $21.0 million in Q3 2006 compared to $20.7 million in Q3 2005. The increase primarily relates to increased levels of investment in seismic equipment.

     The book value of the Company's multi-client library and other intangible assets continues to be significantly affected by the accounting for income taxes resulting from the adoption of "fresh-start" reporting (see description in the paragraph "Income Tax Expense" below). These rules require the Company to record any realization or recognition of deferred tax assets (for which a valuation allowance was originally established) with a corresponding reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until these are reduced to zero. Since the Company in 2006 have realized significant tax assets and also reduced its deferred tax asset valuation allowance, all intangible asset recognized at the adoption of "fresh-start" reporting has been reduced to zero by September 30, 2006, leaving the remaining book value of the Company's multi-client library at $35.6 million which only relates to surveys completed in 2004 or later. This accounting significantly reduces the Company's amortization expense relating to multi-client revenues and, effective for Q3 2006 and onwards, causes sales relating to surveys completed before 2004 to carry zero amortization.

     Amortization of the multi-client library totaled $50.4 million (38% of multi-client revenues) in Q3 2006 compared to $22.2 million (41% of multi-client revenues) in Q3 2005. Amortization primarily relates to pre-funding revenues, which carry an amortization rate of at least 60% (as long as such amortization would not exceed total cost). Late sales from surveys which were already fully amortized, multi-client tape sales and royalties were $46 million in Q3 2006 compared to $22 million in Q3 2005, causing amortization rate relating to late sales to be low.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.

     The Company also applies minimum amortization criteria for the library projects based generally on a five-year life. The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. At September 30, 2006 the Company estimates that such minimum amortization for 2006 will be close to zero.


--------------------------------------------------------------------------------
                                                                          Page 6

     Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects generally are assessed for impairment on a project-by-project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future multi-client sales, impairment of individual surveys will frequently occur.


INTEREST EXPENSE

     Interest expense in Q3 2006 was $10.3 million compared to $22.8 million in Q3 2005, a reduction of $12.5 million. The decrease reflects a significant reduction of interest-bearing debt and lower interest rates following repayment and refinancing of substantially all of the Company's 8% and 10% senior notes in 2005, as well as a reduction of capital leases outstanding.

     Capitalized interest for multi-client surveys and construction in progress was $0.9 million in Q3 2006 and $0.7 million in Q3 2005.


OTHER FINANCIAL ITEMS, NET

     Other financial items, net, for Q3 2006 was an expense of $11.4 million compared to an income of $0.1 million in Q3 2005, and includes:

     |X| Interest income of $3.0 million in Q3 2006 compared to $1.5 million in Q3 2005

     |X| Foreign exchange loss of $12.3 million in Q3 2006 compared to $0.6 million in Q3 2005. During Q3 the USD has strengthened significantly while NOK has weakened significantly against most other currencies. The loss is primarily relating to unrealized losses (including reversal of previous unrealized gains) on forward contracts to purchase NOK and GBP, which the Company enters into to manage its exposure to expenditures in other currencies than USD (see description in the paragraph "Liquidity and Financing" below). A stronger USD generally benefits the Company's operations.

     |X| $0.7 million of deferred loan costs charged to expense in Q3 2006 relating to debt repayment of the Company's term loan maturing in 2012. The remaining deferred loan costs per September 30, 2006, is $3.8 million

     |X| Additional required interest relating to UK leases, net of amortization of deferred UK lease gain, aggregating a net expense of $0.7 million in Q3 2006 compared to $0.5 million in Q3 2005


INCOME TAX EXPENSE

     Income tax expense in Q3 2006 was $21.4 million compared to $12.0 million in Q3 2005. Deferred tax represented an expense of $13.5 million in Q3 2006 compared to $8.8 million in Q3 2005, and relates primarily to a realization of pre-restructuring tax assets. Current tax was an expense of $7.9 million in Q3 2006 compared to $3.2 million in Q3 2005. Current tax expense relates primarily to withholding taxes or income taxes in countries were the Company has no carry forward losses or where there are limitations on use of such losses.


--------------------------------------------------------------------------------
                                                                          Page 7

     The Company has substantial deferred tax assets in different jurisdictions, predominantly in Norway and UK. During Q3 it was concluded that certain valuation allowances were no longer necessary since available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized in the future. Hence, $98.0 million of the valuation allowance was reversed in Q3 of which $54.0 million was recorded as current deferred tax assets and $44.0 million as long-term deferred tax assets. For the remaining deferred tax assets (approximately $0.3 billion) valuation allowances are still maintained following from the strict criteria under U.S. GAAP.

     The Company's reporting of taxes is significantly affected by the required adoption of "fresh-start" reporting effective November 1, 2003, at the time of exit from Chapter 11 proceedings. If and when the Company subsequently realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders' equity. Since the Company in 2006 have realized significant tax assets and also reduced its deferred tax asset valuation allowance, all intangible asset recognized at the adoption of "fresh-start" reporting has been reduced to zero by September 30, 2006 and an amount of $85.0 million has been recorded as increase in additional paid-in capital.

     As a result of realization of deferred tax assets in the first nine months of 2006, the Company reduced the carrying values of the remaining fresh-start long-term intangible assets as follows: $92.7 million of multi-client library and $19.1 million of other intangible assets.

     In connection with the demerger and offering of Petrojarl (the Production segment) the Company made certain intra-group transfers of assets to facilitate the demerger. As a result, significant deferred tax assets that existed at the adoption of "fresh-start" reporting were realized in the transferor subsidiary, with corresponding deferred tax assets established in the transferee subsidiary. When the Company issued its earnings release for Q2 2006 it was still uncertain how this should be accounted for under U.S. GAAP. This uncertainty has been resolved and as a consequence the Q2 2006 accounting has been restated and the remaining book values, as of June 30, 2006, of "fresh-start" intangibles were reduced by $64.5 million, with a corresponding reduction of accumulated earnings (deficit) in connection with the demerger. See Support Tables for a reconciliation of the Consolidated Balance Sheet as of June 30, 2006 reflecting this effect as if the transaction had been recorded at that date.

     With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has identified issues in several jurisdictions, including Norway, Singapore and Brazil, that could eventually make it liable to pay material amounts in taxes relating to prior years. The Company has established, in accordance with U.S. GAAP, accruals for identified tax contingencies which are probable based on its best estimate relating to each contingency.


INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

     The demerger and IPO of Petrojarl (formerly the Production segment) was completed on June 29, 2006. In the transaction, PGS shareholders received a distribution of approximately 80% of the shares in Petrojarl ASA while in total approximately 20% of the shares were offered in a public offering. The offering was completed at NOK 43 per Petrojarl share.


--------------------------------------------------------------------------------
                                                                          Page 8

     As part of the stabilization program established to facilitate the offering, 6,467,440 shares, out of the totally 14.999.990 shares offered, were returned to PGS. These shares were subsequently, in Q3, sold to Teekay at a price of NOK 70 per share.

     In Q3 2006 PGS recognized $57.1 million in additional gain from sale of Petrojarl shares bringing the total to $66.8 million.

     Under the demerger agreement, PGS remains liable for certain liabilities of Petrojarl. For one of the floating production vessels (Petrojarl Foinaven) transferred to Petrojarl in the demerger of the Production segment June 29, 2006, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, PGS has agreed to cover 50 % of any payment in excess of GBP 13 million (approximately $24.4 million) related to this liability. The Company has not recorded any liability for this potential liability.


CAPITAL INVESTMENTS

     Cash investments in multi-client library (Marine and Onshore) totaled $38.7 million in Q3 2006 and $18.8 million in Q3 2005.

     Capital expenditures (excluding capital expenditures of discontinued operations) totaled $41.3 million in Q3 2006 compared to $14.2 million in Q3 2005, consisting of:

     |X| Marine with $33.0 million in Q3 2006 compared to $13.1 million in Q3 2005. $22.1 million of the Q3 2006 capital expenditures relates to the project to build the first of two new third generation Ramform seismic vessels, which consist mainly of installment to Aker Langsten, prepayment of certain seismic equipment and capitalized portion of interest

     |X| Onshore with $7.7 million in Q3 2006 compared to $0.5 million in Q3 2005 Investments mainly related to new recording channels to increase the Company's homogenous channel pool

     |X| Shared Services and Corporate combined, $0.6 million in Q3 2006 compared to $0.5 million in Q3 2005


--------------------------------------------------------------------------------
                                                                          Page 9

                 Petroleum Geo-Services ASA and Subsidiaries (1)
                           Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  September 30,         December 31,
                                                                                          ----------------------------  ------------
                                                                                                2006           2005         2005
                                                                                              Unaudited      Unaudited    Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (In thousands of dollars)
ASSETS
   Cash and cash equivalents                                                               $     101,192  $    190,812  $    121,464
   Restricted cash                                                                                16,276        25,245        12,484
   Shares available for sale and investment in securities                                          6,198        11,563        13,222
   Accounts receivable, net                                                                      214,088       119,942       183,116
   Unbilled and other receivables                                                                 98,272        43,337        64,703
   Other current assets                                                                           68,454        38,306        55,602
   Current deferred tax assets                                                                    54,000             -             -
   Assets of discontinued operations                                                                   -       679,962       662,897
--------------------------------------------------------------------------------           -------------  ------------  ------------
     Total current assets                                                                        558,480     1,109,167     1,113,488
   Property and equipment, net                                                                   419,974       358,333       378,140
   Multi-client library, net                                                                      35,634       230,517       146,171
   Restricted cash                                                                                10,014        10,014        10,014
   Deferred tax assets                                                                            44,000             -        20,000
   Other long-lived assets                                                                        17,987        20,422        27,601
   Other intangible assets, net                                                                    1,112        24,197        22,158
--------------------------------------------------------------------------------           -------------  ------------  ------------
     Total assets                                                                          $   1,087,201  $  1,752,650  $  1,717,572
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of long-term debt                                   $      20,900  $     17,205  $     24,406
   Current portion of capital lease obligations                                                    5,288        20,762        20,495
   Debt and other liabilities of discontinued operations                                               -       112,349       104,398
   Accounts payable                                                                               63,859        33,693        59,367
   Accrued expenses                                                                              171,249       103,369       136,679
   Income taxes payable                                                                           51,669        18,757        26,318
   Deferred tax liabilities                                                                        1,024             -         1,055
--------------------------------------------------------------------------------           -------------  ------------  ------------
     Total current liabilities                                                                   313,989       306,135       372,718
   Long-term debt                                                                                359,406       903,119       922,134
   Long-term capital lease obligations                                                            10,108        14,382        13,205
   Deferred tax liabilities                                                                          398        20,487           497
   Other long-term liabilities                                                                    73,919        84,461        78,958
--------------------------------------------------------------------------------           -------------  ------------  ------------
     Total liabilities                                                                           757,820     1,328,584     1,387,512
--------------------------------------------------------------------------------           -------------  ------------  ------------
   Minority interest in consolidated subsidiares                                                       -           983           785
   Shareholders' equity:
     Common stock; par value NOK 8; authorized 60,750,000 shares;
       issued and outstanding 60,000,000 shares at September 30, 2006 and 60,000,000 shares authorized, issued and outstanding, par
       value NOK 10, at September 30, 2005 and December 31, 2005                                  68,571        85,714        85,714
     Additional paid-in capital                                                                  308,025       277,427       277,427
     Accumulated earnings (deficit)                                                             (45,855)        56,928      (32,105)
     Accumulated other comprehensive income (loss)                                               (1,360)         3,014       (1,761)
--------------------------------------------------------------                             ------------   ------------  ------------
     Total shareholders' equity                                                                  329,381       423,083       329,275
--------------------------------------------------------------                             ------------   ------------  ------------
     Total liabilities and shareholders' equity                                            $   1,087,201  $  1,752,650  $  1,717,572
------------------------------------------------------------------------------------------------------------------------------------


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.


SHARES AND SHAREHOLDERS' EQUITY

     The Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company's American Depository Shares ("ADS"), each of which represents one ordinary share, are listed on the New York Stock Exchange.


--------------------------------------------------------------------------------
                                                                         Page 10

LIQUIDITY AND FINANCING

     At September 30, 2006 cash and cash equivalents amounted to $101.2 million compared to $121.5 million at December 31, 2005 and $190.8 million at September 30, 2005. Restricted cash amounted to $26.3 million at September 30, 2006.

     The Company has a $150 million revolving credit facility maturing in 2010, out of which $12.0 million was used for letter of credits at September 30, 2006 while the remaining amount was undrawn.

     Net cash provided by operating activities was $170.4 million in Q3 2006 compared to $116.8 million in Q3 2005. Cash flow in Q3 2006 reflects strong earnings and reduction in working capital.

     At completion of the demerger and IPO of the Production segment (Petrojarl), on June 29, 2006, PGS received net cash proceeds from the capitalization and demerger of Petrojarl of $269.8 million, representing the net of the new debt raised by Petrojarl ($325.0 million), the cash retained by, or contributed to, Petrojarl in the demerger ($47.0 million), and demerger costs of $8.2 million. The amount was used for a $300 million repayment on the Company's term loan on June 30, 2006. Additional demerger costs of $1.3 million were paid in Q3 2006, aggregating $268.5 million in net cash proceeds relating to the demerger.

     In Q3 PGS received a total of $127.3 million, net of expenses, as settlement for the sale of 20% of the outstanding shares in Petrojarl.

     Interest bearing debt, including capital leases, was approximately $396 million as of September 30, 2006 compared to $980 million as of December 31, 2005 and $652 million as of June 30, 2006. Following the refinancing in December 2005, a term-loan maturing in 2012, with the original amount of $850 million, is the primary component of the Company's long-term debt. As described above, the Company made a $300 million repayment on this loan in June 2006. In Q3 further $250 million of repayments have been made, leaving the remaining balance of the term-loan at $294 million at September 30, 2006.

     Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $268 million at September 30, 2006 compared to $829 million at December 31, 2005 and $489 million at June 30, 2006.

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company's cash flows from operations are primarily denominated in USD, GBP and NOK. Revenues are predominantly denominated in USD while a portion of operating expenses is incurred in GBP and NOK. The Company hedges a portion of its foreign currency exposure related to expenditures in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges unless they are hedges of a firm contract.

     The Company has entered into interest rate swap agreements to manage the interest rate profile on debt. These swap agreements are accounted for as interest rate hedges as long as the hedging criteria are met. The Company's interest-bearing debt predominantly has a fixed interest rate (including the effect of swaps).


--------------------------------------------------------------------------------
                                                                         Page 11

UK LEASES

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard. These leases are described more fully in PGS' Annual Report on Form 20-F for the year ended December 31, 2005.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential").

     In connection with the adoption of fresh-start reporting in November 2003 the Company recorded a liability of GBP 6.3 million (approximately $10.7 million) relating to the Tax Indemnities. The Company subsequently released this liability in 2005, when the Inland Revenue accepted the lessors' claims for capital allowances under each lease.

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh-start reporting in November 2003, it recorded a liability equal to the estimated fair value of the future additional rental payments, which subsequently is amortized over the remaining lease terms. The remaining accrued liability relating to Interest Rate Differential as of September 30, 2006 was GBP 6.0 million (approximately $11.3 million).


EMPLOYEE SHARE OPTIONS

     In Q3 2006 the Company established an employee option program and granted options to certain key employees. The fair value determined at the grant date is expensed over the vesting period, based on the Company's estimate of the shares that will eventually vest. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

     Key information regarding the option program:

     |X|    750,000 share options authorized

     |X|    Grant date: July 7, 2006

     |X|    709,000 share options granted to 119 key employees

     |X|    Exercise price of NOK 364.50

     |X|    All share options must be exercised within 5 years

     |X| Graded vesting: 1/3 may be exercised one year after the grant date, 1/3 two years after and 1/3 three years after the grant date

     These options includes a service condition only since the individuals participating in the plan has to be employed by the Company for a certain period of time in order to earn the right to exercise the share options. The share options do not include performance or market conditions. Compensation cost is expensed using the straight line method of accounting in accordance with FAS 123(R) and amounted to $1.1 million for Q3 2006.


--------------------------------------------------------------------------------
                                                                         Page 12

BASIS OF UNAUDITED FINANCIAL STATEMENTS

     The unaudited consolidated financial statements for Q3 2006 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2005 U.S. GAAP audited financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company's financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.


INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     PGS' primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards ("IFRS"). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S. and have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.


     For additional support to the unaudited, third quarter 2006 results under U.S. GAAP and related news release and presentation; please visit our web site www.pgs.com.



                                      ****

     Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

     For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


--------------------------------------------------------------------------------
                                                                         Page 13

                                   Petroleum Geo-Services ASA and Subsidiaries (1)
                                      Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
                                                                   Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands of dollars)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
 Net income                                                       $  107,575    $   22,446    $  219,907    $  201,611    $  112,578
 Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization charged to expense                 65,830        52,126       170,235       162,618       259,355
     Non-cash impairments, net gain on sale of subsidiaries
      and shares                                                    (57,119)         6,095      (66,834)     (143,730)     (151,807)
     Non-cash write-off of deferred debt issue costs                       -             -             -             -           363
     Non-cash other operating (income) expense, net                        -      (17,485)             -      (26,095)      (26,095)
     Premium on debt redemption and cost of refinancing
      expensed                                                             -             -             -             -       106,952
     (Income) loss from associated companies                               -            26          (48)            41         (276)
     Provision for deferred income taxes                              13,458         8,752        54,064        17,518        10,965
     (Gain) loss on sale of assets                                     (502)       (2,704)       (2,477)         1,209         1,893
     Net (increase) decrease in cash related to discontinued
       operations                                                          -           983         2,010           838           208
     Net (increase) decrease in restricted cash                      (3,585)       (6,827)       (3,792)       (1,986)         1,134
     Expensed demerger costs reclassified to investing
       activities                                                      1,260             -         9,497             -             -
     Other items                                                         775           311         (963)         2,172       (1,418)
     (Increase) decrease in accounts receivable, net                  9,686)        32,296      (29,606)         6,812      (52,338)
     (Increase) decrease in unbilled and other receivables            42,909       (1,447)      (44,374)      (12,064)      (21,893)
     (Increase) decrease in other current assets                     (1,847)         1,903      (17,498)        12,111       (7,453)
     (Increase) decrease in other long-lived assets                    1,973           788        11,235         4,850         7,738
     Increase (decrease) in accounts payable                           1,787         4,538       (2,918)      (36,489)       (7,625)
     Increase (decrease) in accrued expenses and income taxes
       payable                                                        30,951        16,790        62,218        33,659        64,519
     Increase (decrease) in other long-term liabilities              (3,425)       (1,816)       (1,941)       (9,497)      (17,744)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Net cash provided by operating activities                           170,354       116,775       358,715       213,578       279,056
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
   Investment in multi-client library                               (38,669)      (18,821)      (69,976)      (49,641)      (55,667)
   Capital expenditures                                             (41,325)      (14,152)      (98,598)      (51,114)      (90,376)
   Capital expenditures on discontinued operations                         -             -      (35,018)         (114)         (114)
   Net proceeds sale of subsidiaries/demerger                        126,077             -       407,459       155,356       155,356
   Other items, net                                                      420         2,315         2,366         1,583         1,300
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Net cash (used in) provided by investing activities                46,503      (30,658)       206,233        56,070        10,499
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                                -             -             -             -       850,000
   Repayment of long-term debt                                     (252,125)       (1,511)     (563,560)     (185,831)   (1,009,152)
   Principal payments under capital leases                           (1,631)       (3,408)      (18,986)      (23,542)      (25,700)
   Net increase (decrease) in bank facility and short-term debt      (2,455)         2,037       (2,674)         1,175           712
   Premium on debt redemption and deferred debt issue costs                -             -             -       (3,500)     (116,813)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Net cash used in financing activities                           (256,211)       (2,882)     (585,220)     (211,698)     (300,953)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Effect of exchange rate changes on cash                                 -             -             -          (80)          (80)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Net increase (decrease) in cash and cash equivalents             (39,354)        83,235      (20,272)        57,870      (11,478)
   Cash and cash equivalents at beginning of period                  140,546       107,577       121,464       132,942       132,942
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $  101,192    $  190,812    $  101,192    $  190,812    $  121,464
------------------------------------------------------------------------------------------------------------------------------------


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATIONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.


--------------------------------------------------------------------------------
                                                                         Page 14

                       Petroleum Geo-Services ASA (1) (2)
                                 Support Tables

GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) Adjusted EBITDA, when used by the Company, means income (loss) before income tax expense and minority interest less, other financial items, debt redemption and refinancing costs, interest expense, income (loss) from associated companies, other operating (income) expense, loss on sale of subsidiary, impairment of long-lived assets and depreciation and amortization. EBTIDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.


REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
     Revenue by operating segments:
       Marine (A)                                                 $  254,324    $  170,959    $  751,586    $  509,746    $  724,682
       Onshore (B)                                                    70,956        38,372       195,721       103,766       152,539
       Reservoir/Shared Services/Corporate (a)                         1,345         4,474         1,345        17,185        19,418
       Elimination of inter-segment revenues                           (571)       (2,450)       (1,195)       (6,777)       (8,618)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
     Total                                                        $  326,054    $  211,355    $  947,457    $  623,920    $  888,021
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
(a)  PGS Reservoir AS sold August 31, 2005.

(A)  Marine revenue by service type:
       - Multi-client pre-funding                                 $   69,713    $   17,423    $   98,596    $   34,761    $   40,006
       - Multi-client late sales                                      50,445        34,566       167,557       150,085       218,781
       - Contract seismic                                            121,297       107,608       454,323       293,373       424,192
       - Other                                                        12,869        11,362        31,110        31,527        41,703
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
     Total                                                        $  254,324    $  170,959    $  751,586    $  509,746    $  724,682
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
(B)  Onshore revenue by service type:
       - Multi-client pre-funding                                 $    4,000    $    2,120    $   12,896    $   14,005    $   16,148
       - Multi-client late sales                                       8,944           273        21,990         2,040        13,976
       - Contract seismic                                             58,012        35,979       160,835        87,721       122,415
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
     Total                                                        $   70,956    $   38,372    $  195,721    $  103,766    $  152,539
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

ADJUSTED EBITDA (2), BY QUARTER 2005

Adjusted EBITDA, for the quarters presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Q1            Q2            Q3            Q4          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
Income (loss) before income tax expense and minority interest     $    3,092    $   20,090    $   22,063    $(113,879)    $ (68,634)
Add back:
     Other financial items, net                                      (5,533)       (2,502)          (59)         3,841       (4,253)
     Debt redemption and refinancing costs                                 -         3,500             -       103,815       107,315
     Interest expense                                                 26,355        23,486        22,775        23,224        95,840
     Income (loss) from associated companies                               -            15            26          (74)          (33)
     ---------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
     Operating profit                                                 23,914        44,589        44,805        16,927       130,235
     Other operating (income) expense, net                           (6,384)       (2,226)      (11,892)             -      (20,502)
     Loss on sale of subsidiary                                            -             -         1,520             -         1,520
     Impairment of long-lived assets                                       -             -         4,575             -         4,575
     Depreciation and amortization                                    40,810        40,800        41,017        85,954       208,581
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Adjusted EBITDA                                                   $   58,340    $   83,163    $   80,025    $  102,881    $  324,409
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

ADJUSTED EBITDA (2), BY QUARTER 2006

Adjusted EBITDA, for the quarters presented was as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                       Q1            Q2            Q3      YTD Q3 2006
--------------------------------------------------------------    ----------    ----------    ----------    ----------
                                                                                In thousands of dollars)
Income (loss) before income tax expense and minority interest     $   90,547    $   75,749    $   73,544    $  239,840
Add back:
     Other financial items, net                                      (1,375)       (3,817)        11,401         6,209
     Interest expense                                                 18,290        17,879         0,256        46,425
     Income from associated companies                                    (6)             -           (5)          (11)
     ---------------------------------------------------------    ----------    ----------    ----------    ----------
     Operating profit                                                107,456        89,811        95,196       292,463
     Depreciation and amortization                                    29,287        53,148        65,830       148,265
--------------------------------------------------------------    ----------    ----------    ----------    ----------
Adjusted EBITDA                                                   $  136,743    $  142,959    $  161,026    $  440,728
--------------------------------------------------------------    ----------    ----------    ----------    ----------

ADJUSTED EBITDA (2), BY OPERATING SEGMENT

The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
Marine:
 Operating profit (loss)                                          $   89,871    $   49,958    $  281,661    $  130,740    $  154,501
 Plus: Depreciation and amortization                                  57,067        34,600       122,656        99,048       172,349
 Plus: Impairment of long lived assets                                     -         4,575             -         4,575         4,575
 Plus: Other operating (income) expense, net                               -        8,847)             -       (8,847)       (8,847)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Adjusted EBITDA, Marine                                           146,938        80,286       404,317       225,516       322,578
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Onshore:
 Operating profit (loss)                                          $   13,713    $  (3,606)    $   30,831    $  (7,986)    $  (9,803)
 Plus: Depreciation and amortization                                    7,955         5,260        23,231        20,296       31,665
 Plus: Other operating (income) expense, net                               -             -             -             -             -
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Adjusted EBITDA, Onshore                                           21,668         1,654        54,062        12,310        21,862
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Reservoir/Shared Services/Corporate:
 Operating profit (loss)                                          $  (8,388)    $  (1,547)    $ (20,029)    $  (9,446)    $ (14,463)
 Plus: Depreciation and amortization                                     808         1,157         2,378         3,283         4,567
 Plus: Loss on sale of subsidiary                                          -         1,520             -         1,520         1,520
 Plus: Other operating (income) expense, net                               -       (3,045)             -      (11,655)      (11,655)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Adjusted EBITDA, Reservoir/Shared Services/Corporate              (7,580)       (1,915)      (17,651)      (16,298)      (20,031)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Total Adjusted EBITDA:
 Operating profit (loss)                                          $   95,196    $   44,805    $  292,463    $  113,308    $  130,235
 Plus: Depreciation and amortization                                  65,830        41,017       148,265       122,627       208,581
 Plus: Impairment of long-lived assets                                     -         4,575             -         4,575         4,575
 Plus: Loss on sale of subsidiary                                          -         1,520             -         1,520         1,520
 Plus: Other operating (income) expense, net                               -      (11,892)             -      (20,502)      (20,502)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Adjusted EBITDA                                                $  161,026    $   80,025    $  440,728    $  221,528    $  324,409
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------


DEPRECIATION AND AMORTIZATION

Depreciation and amortization consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Gross depreciation                                               $   20,967    $   20,697    $   59,624    $   58,882    $   79,527
 Depreciation capitalized to MC library                               5,546)       (1,886)       (7,219)       (4,479)       (5,415)
 Amortization of MC library                                           50,409        22,206        95,860        68,224       134,469
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $   65,830    $   41,017    $  148,265    $  122,627    $  208,581
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------


OTHER OPERATING (INCOME) EXPENSE, NET

Other operating (income) expense, net consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Release of contingent liability re UK lease                      $        -    $  (3,045)    $        -    $ (11,655)    $ (11,655)
 Gain on claim re equipment                                                -       (8,847)             -       (8,847)       (8,847)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $        -    $ (11,892)    $        -    $ (20,502)    $ (20,502)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------


INTEREST EXPENSE

Interest expense consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)

 Interest expense, gross                                          $ (11,128)    $ (23,428)    $ (48,003)    $ (74,012)    $ (97,718)
 Capitalized interest, MC library                                        502           653         1,095         1,396         1,878
 Capitalized interest, construction in progress                          370             -           483             -             -
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $ (10,256)    $ (22,775)    $ (46,425)    $ (72,616)    $ (95,840)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------


DEBT REDEMPTION AND REFINANCING COSTS

Debt redemption and refinancing costs consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Premium for debt redemption                                      $        -    $        -    $        -    $  (3,500)    $  105,404
 Refinancing costs                                                         -             -             -             -         1,548
 Write-off of deferred debt issue costs                                                                -             -           363
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $        -    $        -    $        -    $  (3,500)    $  107,315
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

OTHER FINANCIAL ITEMS, NET

Other financial items, net consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Interest income                                                  $    3,009    $    1,485    $    7,194    $    4,925    $    6,696
 Foreign currency gain                                              (12,301)         (601)       (1,600)         5,305         1,194
 Additional required interests relating to UK leases, net of
   amortization of deferred UK lease gain (a)                          (722)         (523)       (4,202)         (492)       (1,377)
 Expensed deferred loan costs, exstinguished debt                      (675)             -       (5,063)             -             -
 Consent fee received for certain changes to UK leases                     -             -             -         3,000         3,000
 Other                                                                 (712)         (302)       (2,538)       (4,644)       (5,260)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $ (11,401)    $       59    $  (6,209)    $    8,094    $    4,253
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

(a) Nine months ended September 30, 2006, includes a net expense of $1.8 million in a one-time settlement for further interest rate differential requirements, net of reversal of remaining deferred UK lease gain relating Ramform Challenger.


INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

Income from discontinued operations, net of tax consist of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Income from discontinued operations, pretax                      $        -    $   12,745    $   11,458    $   35,613    $   50,333
 Gain on sale of shares in Petrojarl                                  57,119             -        66,834             -             -
 Petrojarl demerger costs                                            (1,260)         (404)       (9,497)         (404)       (1,658)
 Net gain on sale of Pertra (sold 2005)                                    -             -             -       149,825       157,902
 Additional proceeds sale of Atlantis  (sold 2003)                         -             -         3,000             -             -
 Additional proceeds sale of Production Group Ltd.  (sold 2002)            -             -             -             -           500
 Final settlement sale of PGS Tigress (sold 2003)                        54)             -         (254)             -             -
 Income tax (expense) benefit                                           182)             -       (4,241)         7,914         2,571
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $   55,423    $   12,341    $   67,300    $  192,948    $  209,648
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------


MULTI-CLIENT LIBRARY, NET

The net book-value of the multi-client library by year of completion is as follows:

--------------------------------------------------------------------------------------------------------
                                                                        September 30,       December 31,
                                                                  ------------------------    ----------
                                                                      2006         2005          2005
--------------------------------------------------------------    ----------    ----------    ----------
                                                                        (In thousands of dollars)
 Completed during 1999, and prior years                           $        -    $   13,832    $    6,251
 Completed during 2000                                                     -        14,513         5,881
 Completed during 2001                                                     -       101,369        66,626
 Completed during 2002                                                     -        33,445        18,785
 Completed during 2003                                                     -        28,569        14,859
 Completed during 2004                                                 1,937         9,206         4,347
 Completed during 2005                                                 4,028         3,528         7,746
 Completed during 2006                                                 4,127             -             -
--------------------------------------------------------------    ----------    ----------    ----------
   Completed surveys                                                  10,092       204,462       124,495
 Surveys in progress                                                  25,542        26,055        21,676
--------------------------------------------------------------    ----------    ----------    ----------
   Multi-client library, net                                      $   35,634    $  230,517    $  146,171
--------------------------------------------------------------    ----------    ----------    ----------


Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Capitalized depreciation                                         $    5,546    $    1,886    $    7,219    $    4,479    $    5,415
 Capitalized interest                                                    502           653         1,095         1,396         1,878
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

MULTI-CLIENT CASH FLOW, AS DEFINED (C)

Multi-client cash flow by segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
Marine:
 Multi-client pre-funding  (a)                                    $   69,713    $   17,423    $   98,596    $   34,761    $   40,006
 Multi-client late sales  (a)                                         50,445        34,566       167,557       150,085       218,781
 Cash investment in multi-client library  (b)                       (29,201)       16,806)      (49,933)      (41,691)      (46,247)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
  Multi-client cash flow, net                                     $   90,957    $   35,183    $  216,220    $  143,155    $  212,540
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Onshore:
 Multi-client pre-funding  (a)                                    $    4,000    $    2,120    $   12,896    $   14,005    $   16,148
 Multi-client late sales  (a)                                          8,944           273        21,990         2,040        13,976
 Cash investment in multi-client library  (b)                        (9,462)       (1,754)      (20,026)       (7,143)       (8,422)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Multi-client cash flow, net                                    $    3,482    $      639    $   14,860    $    8,902    $   21,702
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Reservoir/Elimination:
 Multi-client pre-funding  (a)                                    $        -    $        -    $        -    $        -    $        -
 Multi-client late sales  (a)                                              -           372             -         1,137         1,546
 Cash investment in multi-client library  (b)                            (6)         (261)          (17)         (807)         (998)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Multi-client cash flow, net                                    $      (6)    $      111    $     (17)    $      330    $      548
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Total multi-client cash flow, net:
 Multi-client pre-funding  (a)                                    $   73,713    $   19,543    $  111,492    $   48,766    $   56,154
 Multi-client late sales  (a)                                         59,389        35,211       189,547       153,262       234,303
 Cash investment in multi-client library  (b)                        38,669)      (18,821)      (69,976)      (49,641)      (55,667)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Multi-client cash flow, net                                    $   94,433    $   35,933    $  231,063    $  152,387    $  234,790
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

(a) See Revenue Distribution by Operating Segment above.

(b) See Consolidated Statements of Cash Flows.

(c) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.


CAPITAL EXPENDITURES

Capital expenditures were as follows for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
 Marine                                                           $   33,046    $   13,082    $   85,820    $   41,175    $   72,195
 Onshore                                                               7,706           533        11,173         5,384        12,633
 Shared Services and Corporate                                           573           537         1,605         4,555         5,548
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Total                                                          $   41,325    $   14,152    $   98,598    $   51,114    $   90,376
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2005, BY QUARTER

------------------------------------------------------------------------------------------------------------------------------------
                                                                      Q1            Q2            Q3            Q4           2005
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                                                      (In thousands of dollars)
Revenues                                                          $  189,646    $  222,919    $  211,355    $  264,101    $  888,021
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Cost of sales                                                       115,053       122,225       115,503       145,519       498,300
 Research and development costs                                        2,518         2,212         2,591         2,597         9,918
 Selling, general and administrative                                  13,735        15,319        13,236        13,104        55,394
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Operating expenses before depreciation, amortization,
     impairment of long-lived assets, loss on sale of
     subsidiary and other operating (income) expense, net            131,306       139,756       131,330       161,220       563,612
 Depreciation and amortization                                        40,810        40,800        41,017        85,954       208,581
 Impairment of long-lived assets                                           -             -         4,575             -         4,575
 Loss on sale of subsidiary                                                -             -         1,520             -         1,520
 Other operating (income) expense, net                               (6,384)       (2,226)      (11,892)             -      (20,502)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Operating profit
                                                                      23,914        44,589        44,805        16,927       130,235
 Income (loss) from associated companies                                   -          (15)          (26)            74            33
 Interest expense                                                   (26,355)      (23,486)      (22,775)      (23,224)      (95,840)
 Debt redemption and refinancing costs                                     -       (3,500)             -     (103,815)     (107,315)
 Other financial items, net                                            5,533         2,502            59       (3,841)         4,253
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Income (loss) before income tax expense (benefit) and
   minority interest                                                   3,092        20,090        22,063     (113,879)      (68,634)
 Income tax (expense) benefit                                       (14,788)       (2,413)      (11,958)         4,729      (24,430)
 Minority interest                                                     (316)       (1,796)             -       (1,926)       (4,038)
 Income from discontinued operations, net of tax                     167,431         7,865        12,341        22,043       209,680
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   NET INCOME (LOSS)                                              $  155,419    $   23,746    $   22,446    $ (89,033)    $  112,578
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Accumulated
                                                          Common stock          Additional  Accumulated    other
                                                    ------------------------      paid-in      earnings  comprehensive Shareholders'
                                                      Number      Par value       capital     (deficit)  income (loss)     equity
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
                                                                     (In thousands of dollars, except for share data)
Balance at December 31, 2004                        20,000,000    $   85,714    $  277,427    $(144,683)    $    4,449    $  222,907
Share split June 8, 2005                            40,000,000
Net income                                                   -             -             -       112,578             -       112,578
Other comprehensive (loss), net                              -             -             -             -       (6,210)       (6,210)
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at December 31, 2005                        60,000,000        85,714       277,427      (32,105)       (1,761)       329,275
Net income Q1                                                -             -             -        70,311             -        70,311
Other comprehensive income, net, Q1                          -             -             -             -         5,328         5,328
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at March 31, 2006                           60,000,000        85,714       277,427        38,206         3,567       404,914
Demerger Petrojarl, June 29, 2006                            -      (17,143)        5,485)      169,125)         (931)     (242,684)
Net income Q2                                                -             -             -         2,021             -        42,021
Tax effect on internal gain (restated in Q3)                 -             -             -      (64,532)             -      (64,532)
Other comprehensive income, net Q2                           -             -             -             -         4,106         4,106
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at June 30, 2006 (restated)                 60,000,000    $   68,571    $  221,942    $(153,430)    $    6,742    $  143,825
Benefit realized from pre-restructuring deferred
   tax assets                                                -             -        84,969             -             -        84,969
Net income Q3                                                -             -             -       107,575             -       107,575
Employee share options Q3                                    -             -         1,114             -             -         1,114
Other comprehensive income, net Q3                           -             -             -             -       (8,102)       (8,102)
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
BALANCE AT SEPTEMBER 30, 2006                       60,000,000    $   68,571    $  308,025    $ (45,855)    $  (1,360)    $  329,381
------------------------------------------------    ----------    ----------    ----------    ----------    ----------    ----------



NET INTEREST BEARING DEBT

Reconciliation of net interest bearing debt:

------------------------------------------------------------------------------------------
                                                          September 30,        December 31,
                                                    ------------------------    ----------
                                                       2006          2005          2005
------------------------------------------------    ----------    ----------    ----------
                                                          (In thousands of dollars)
 Shares available for sale and investment
   in securities                                    $    6,198    $   11,563    $   13,222
 Less shares available for sale                        (6,198)      (11,563)       (7,631)
 -----------------------------------------------    ----------    ----------    ----------
   Investment in securities                                  -             -         5,591
 Cash and cash equivalents                             101,192       190,812       121,464
 Restricted cash (current and long-term)                26,290        35,259        22,498
 Restricted cash in discontinued operations                  -         1,380         2,010
 Short-term debt and current portion of
   long-term debt                                     (20,900)      (17,205)      (24,406)
 Capital lease obligations (current and
   long-term)                                         (15,396)      (35,144)      (33,700)
 Long-term debt                                      (359,406)     (903,119)     (922,134)
------------------------------------------------    ----------    ----------    ----------
   Total                                            $(268,220)    $(728,017)    $(828,677)
------------------------------------------------    ----------    ----------    ----------


RESTATED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006

Restated Consolidated Balance Sheets as of June 30, 2006 to reflect the resolved uncertainty in relation to realization of deferred tax assets realized in the intra-group transfers in connection with the demerger and offering of Petrojarl. Ref. Income Tax Expense section in the Earnings Release.

------------------------------------------------------------------------------------------
                                                                June 30, 2006
                                                    --------------------------------------
                                                     Orignal
                                                     reported     Adjustment      Adjusted
------------------------------------------------    ----------    ----------    ----------
                                                          (In thousands of dollars)
ASSETS
   Cash and cash equivalents                        $  140,546    $        -    $  140,546
   Restricted cash                                      12,691             -        12,691
   Shares available for sale and investment
     in securities                                       5,527             -         5,527
   Accounts receivable, net                            184,402             -       184,402
   Unbilled and other receivables                      218,787             -       218,787
   Other current assets                                 66,607             -        66,607
------------------------------------------------    ----------    ----------    ----------
   Total current assets                                628,560             -       628,560
   Property and equipment, net                         398,625             -       398,625
   Multi-client library, net                           115,589      (54,212)        61,377
   Restricted cash                                      10,014             -        10,014
   Deferred tax assets                                   2,000             -         2,000
   Other long-lived assets                              29,100             -        29,100
   Other intangible assets, net                         16,815      (10,320)         6,495
------------------------------------------------    ----------    ----------    ----------
   Total assets                                     $1,200,703    $ (64,532)    $1,136,171
------------------------------------------------    ----------    ----------    ----------

------------------------------------------------------------------------------------------
                                                                June 30, 2006
                                                    --------------------------------------
                                                     Orignal
                                                     reported     Adjustment      Adjusted
------------------------------------------------    ----------    ----------    ----------
                                                          (In thousands of dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of
     long-term debt                                 $   23,355    $        -    $   23,355
   Current portion of capital lease obligations          6,701             -         6,701
   Accounts payable                                     62,072             -        62,072
   Accrued expenses                                    155,179             -       155,179
   Income taxes payable                                 44,344             -        44,344
   Deferred tax liabilities                                997             -           997
------------------------------------------------    ----------    ----------    ----------
     Total current liabilities                         292,648             -       292,648
------------------------------------------------    ----------    ----------    ----------
   Long-term debt                                      611,531             -       611,531
   Long-term capital lease obligations                  10,200             -        10,200
   Deferred tax liabilities                                623             -           623
   Other long-term liabilities                          77,344             -        77,344
------------------------------------------------    ----------    ----------    ----------
     Total liabilities                                 992,346             -       992,346
------------------------------------------------    ----------    ----------    ----------
   Shareholders' equity:
     Common stock; 60,000,000 shares authorized,
       issued and outstanding, par value NOK 8, at
       June 30, 2006 and 60,000,000 shares
       authorized, issued and outstanding, par
       value NOK 10, at June 30, 2005 and
       December 31, 2005                                68,571             -        68,571
     Additional paid-in capital                        221,942             -       221,942
     Accumulated earnings (deficit)                   (88,898)      (64,532)     (153,430)
     Accumulated other comprehensive income (loss)       6,742             -         6,742
------------------------------------------------    ----------    ----------    ----------
     Total shareholders' equity                        208,357      (64,532)       143,825
------------------------------------------------    ----------    ----------    ----------
     Total liabilities and shareholders' equity     $1,200,703    $ (64,532)    $1,136,171
------------------------------------------------    ----------    ----------    ----------


                   PGS UNAUDITED N GAAP FINANCIAL STATEMENTS

The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company's N GAAP financial statements for 2005.

As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.


                                   CONSOLIDATED STATEMENTS OF OPERATIONS -- N GAAP
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
                                                                   Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands of dollars)
Revenues                                                          $  326,054    $  211,355    $  947,417    $  624,162    $  888,263
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Cost of sales                                                       143,352       115,836       449,347       352,994       500,843
 Research and development costs                                        4,286         2,591        12,108         7,321         9,918
 Selling, general and administrative costs                            17,941        13,293        46,507        42,463        55,392
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Operating expenses before depreciation, amortization,
   impairment (reversal) of long-lived assets, loss on sale of
   subsidiary and other operating (income) expense, net              165,579       131,720       507,962       402,778       566,153
 Depreciation and amortization                                        71,145        39,444       154,111       114,562       233,686
 Impairment (reversal) of long-lived assets                                -         4,575             -         4,575      (93,459)
 Loss on sale of subsidiary                                                -         1,294             -         1,294         1,294
 Other operating (income) expense, net                                     -       (8,847)             -       (8,847)       (8,847)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Operating profit                                                   89,330        43,169       285,344       109,800       189,436
 Income (loss) from associated companies                                   5          (26)            11          (41)            33
 Interest expense                                                   (10,353)      (22,881)      (46,726)      (72,953)      (96,283)
 Debt redemption and refinancing costs                                     -             -             -       (3,500)      107,315)
 Other financial items, net                                         (11,611)       (1,134)      (10,267)         3,328       (1,902)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
 Income (loss) before income tax expense (benefit)                    67,371        19,128       228,362        36,634      (16,031)
 Income tax expense (benefit)                                        88,081)         3,870      (42,499)        14,171           928
 Income from discontinued operations, net of tax                      55,605        11,630        66,040       184,635       396,033
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   NET INCOME                                                     $  211,057    $   26,888    $  336,901    $  207,098    $  379,074
------------------------------------------------------------------------------------------------------------------------------------
Herof minority interest                                           $      (2)    $        -    $    1,778    $    2,112    $    4,038
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Herof majority interest                                           $  211,059    $   26,888    $  335,123    $  204,986    $  375,036
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------

                      CONSOLIDATED BALANCE SHEETS - N GAAP

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   September 30,        December 31,
                                                                                              ------------------------    ----------
                                                                                                 2006          2005          2005
                                                                                               Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (In thousands of dollars)
ASSETS
 Long-term assets:
   Multi-client library, net                                                                  $  117,677    $  229,663    $  137,000
   Other long-lived intangible assets                                                              1,734         1,933         1,982
   Deferred tax assets                                                                            44,000             -        20,000
   Property and equipment, net                                                                   516,759       364,079       481,666
   Restricted cash                                                                                10,014        10,014        10,014
   Other financial assets                                                                         19,929        22,534        30,276
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total long-term assets                                                                           710,113       628,223       680,938
------------------------------------------------------------------------------------------    ----------    ----------    ----------
 Current assets:
   Current deferred tax assets                                                                    54,000             -             -
   Accounts receivable, net                                                                      312,360       163,279       247,819
   Assets of discontinued operations                                                                   -       698,007       893,835
   Other current assets                                                                           68,454        38,306        55,602
   Shares available for sale and investments in securities                                         6,198        11,563        13,222
   Restricted cash                                                                                16,276        25,245        12,484
   Cash and cash equivalents                                                                     101,192       190,812       121,464
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total current assets                                                                             558,480     1,127,212     1,344,426
------------------------------------------------------------------------------------------    ----------    ----------    ----------
     Total assets                                                                             $1,268,593    $1,755,435    $2,025,364
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
 Shareholders' equity:
   Paid in capital:
     Common stock; par value NOK 8; authorized 60,750,000 shares;
       issued and outstanding 60,000,000 shares at September 30, 2006 and 60,000,000 shares authorized, issued and outstanding, par
       value NOK 10, at September 30, 2005 and December 31, 2005                              $   68,571    $   85,714    $   85,714
     Additional paid-in capital                                                                  231,175       287,576       287,576
------------------------------------------------------------------------------------------    ----------    ----------    ----------
       Total paid in capital                                                                     299,746       373,290       373,290
     Other equity                                                                                228,532       133,115       298,601
     Minority interest                                                                                 -         1,247         1,049
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total shareholders' equity                                                                       528,278       507,652       672,940
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Debt:
     Accruals for long-term liabilities:
     Deferred tax liabilities                                                                        398         1,887           497
     Other long-term liabilities                                                                  56,414        59,317        57,195
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total accruals for long-term liabilities                                                          56,812        61,204        57,692
------------------------------------------------------------------------------------------    ----------    ----------    ----------
     Other long-term debt:
     Long-term capital lease obligations                                                          10,108        14,382        13,205
     Long-term debt                                                                              359,406       903,119       922,134
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total other long-term debt                                                                       369,514       917,501       935,339
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Current liabilities:
     Short-term debt and current portion of long-term debt                                        20,900        17,205        24,406
     Current portion of capital lease obligations                                                  5,288        20,762        20,495
     Debt and other liabilities of discontinued operations                                             -        75,292        91,073
     Accounts payable                                                                             63,859        33,693        59,367
     Accrued expenses                                                                            171,249       103,369       136,679
     Income taxes payable                                                                         51,669        18,757        26,318
     Deferred tax liability                                                                        1,024             -         1,055
------------------------------------------------------------------------------------------    ----------    ----------    ----------
Total current liabilities                                                                        313,989       269,078       359,393
------------------------------------------------------------------------------------------    ----------    ----------    ----------
     Total liabilities and shareholders' equity                                               $1,268,593    $1,755,435    $2,025,364
------------------------------------------------------------------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF CASH FLOWS - N GAAP

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended            Nine months ended        Year ended
                                                                        September 30,              September 30,        December 31,
                                                                  ------------------------  --------------------------    ----------
                                                                      2006         2005          2006          2005          2005
                                                                   Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands of dollars)
Cash flows provided by operating activities:
Net income, majority interest                                     $  211,059    $   26,888    $  335,123    $  204,986    $  375,036
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization charged to expense                 71,145        49,481       175,076       151,338       280,173
     Non-cash impairments, net gain on sale of subsidiaries
       and shares                                                   (57,119)         5,869      (66,834)     (144,732)     (462,801)
     Non-cash write-off of deferred debt issue costs                       -             -             -             -           363
     Non-cash other operating (income) expense, net                        -       (8,847)             -       (8,847)        13,643
     Premium on debt redemption and cost of refinancing
       expensed                                                            -             -             -             -       106,952
     Provision (benefit) for deferred income taxes                  (96,198)       (3,342)      (78,130)       (2,780)      (23,116)
     Changes in current assets, current liabilities and other         45,549        55,287       (2,358)        13,565      (14,256)
     (Gain) loss on sale of assets                                     (497)       (2,717)       (2,380)         1,196         1,720
     Net (increase) decrease in restricted cash related to
       discontinued operations                                             -           983         2,010           838           208
     Net (increase) decrease in restricted cash                      (3,585)       (6,827)       (3,792)       (1,986)         1,134
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Net cash provided by operating activities                            170,354       116,775       358,715       213,578       279,056
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Cash flows (used in) provided by investing activities:
     Investment in multi-client library                             (38,669)      (18,821)      (69,976)      (49,641)      (55,667)
     Capital expenditures                                           (41,325)      (14,152)      (98,598)      (51,114)      (90,376)
     Capital expenditures on discontinued operations                       -             -      (35,018)         (114)         (114)
     Net proceeds from sale of subsidiaries/demerger                 126,077             -       407,459       155,356       155,356
     Other items, net                                                    420         2,315         2,366         1,583         1,300
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Net cash (used in) provided by investing activities                   46,503      (30,658)       206,233        56,070        10,499
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Cash flows (used in) provided financing activities:
   Proceeds from issuance of long-term debt                                -             -             -             -       850,000
     Repayment of long-term debt                                   (252,125)       (1,511)     (563,560)     (185,831)   (1,009,152)
     Principal payments under capital leases                         (1,631)       (3,408)      (18,986)      (23,542)      (25,700)
     Net increase (decrease) in bank facility and short-term debt    (2,455)         2,037       (2,674)         1,175           712
     Premium on debt redemption and deferred debt issue costs              -             -             -       (3,500)     (116,813)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Net cash used in financing activities                              (256,211)       (2,882)     (585,220)     (211,698)     (300,953)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Effect of exchange rate changes on cash                                    -             -             -          (80)          (80)
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
   Net increase (decrese) in cash and cash equivalents              (39,354)        83,235      (20,272)        57,870      (11,478)
   Cash and cash equivalents at beginning of period                  140,546       107,577       121,464       132,942       132,942
--------------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
Cash and cash equivalents at end of period                        $  101,192    $  190,812    $  101,192    $  190,812    $  121,464
------------------------------------------------------------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    October 30, 2006                         /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager